UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 3, 2011
Commission file number 1-33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____

On November 8, 2010, Teekay Tankers Ltd. (or the Company) acquired from Teekay Corporation the Suezmax tanker the Iskmati Spirit and the Aframax tanker the Esther Spirit. This Form 6-K is being filed to provide the financial statements described under Item 9.01 below, along with an update as to recent developments in the tanker market and the Company’s financial performance.
Recent Developments
Tanker Market
Average crude tanker spot freight rates were weak during the third and fourth quarters of 2010. An oversupply of vessels relative to tanker demand was the main factor which weighed upon tanker rates. The oversupply is attributed to a relatively high number of new tanker deliveries over the course of 2010 coupled with the return to the fleet of vessels that were previously being used for floating storage. Some strength in spot tanker rates was seen towards the end of the year when cold winter weather in Europe and North America led to an increase in both oil demand and weather-related transit delays. Rates subsequently weakened, however, in January 2011 upon easing of weather-related seasonal factors.
Cash Dividend for Third Quarter
On November 4, 2010, we declared a quarterly dividend of $0.31 per share for the third quarter of 2010, representing a total cash dividend of $16.1 million. This dividend was paid on November 30, 2010 to all stockholders of record as of November 16, 2010.
Unaudited Preliminary Fourth Quarter 2010 Results
During the quarter ended September 30, 2010, our spot-trading Aframax tankers and spot-trading Suezmax tankers generated average TCE pool-adjusted rates of $14,806 per day and $18,445 per day, respectively. For the quarter ended December 31, 2010, we estimate that our spot-trading Aframax tankers and spot-trading Suezmax tankers generated average TCE pool-adjusted rates of approximately $13,600 per day and $16,100 per day, respectively, which include the impact of the spot-trading Suezmax tanker Iskmati Spirit for the period following our acquisition of the vessel from Teekay Corporation on November 8, 2010.
We have not completed our financial statements for the quarter ended December 31, 2010. However, based on our internal accounting records for the quarter ended December 31, 2010, we believe that our total revenues were between $29.7 million and $30.7 million and our income from operations was between $4.6 million and $5.6 million compared to total revenues of $33.7 million and income from operations of $7.1 million for the quarter ended September 30, 2010. Although we acquired the Esther Spirit and Iskmati Spirit on November 8, 2010, in accordance with GAAP, our unaudited preliminary results for the quarter ended December 31, 2010 include, and our actual unaudited results for the quarter ended September 30, 2010 have been recast to reflect, the results of operations for the Esther Spirit and Iskmati Spirit for the entire fiscal periods, including the portion of the fourth quarter and the entire third quarter prior to their acquisition by us, when these vessels were owned and operated by Teekay Corporation. The decrease in our total revenues and income from operations primarily relates to the reduction in average realized spot tanker rates during the quarter ended December 31, 2010 compared to the quarter ended September 30, 2010. As a result, we also expect earnings per share, excluding the impact of the change in fair value of interest rate swaps, to decrease in the quarter ended December 31, 2010 as compared to the quarter ended September 30, 2010.
We have not yet declared a dividend for the fourth quarter of 2010, and any dividend will be subject to the discretion of our board of directors. However, based on our preliminary unaudited results and subject to board approval, we believe that we would be in a position to pay a dividend in the range of $0.21 to $0.23 per share for the fourth quarter of 2010. Historically, we have declared dividends relating to the fourth quarter in February.
The foregoing results of operations for the quarter ended December 31, 2010 are preliminary and have not been audited or reviewed by our independent registered public accounting firm. Our reported results may differ from our unaudited preliminary results.
Item 9.01 Financial Statements and Exhibits
(a)	Financial Statements of Businesses Acquired.
1.
The carve-out financial statements of Esther Spirit as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 (unaudited) and as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 (audited) are filed as Exhibit 99.1 hereto and are incorporated by reference herein.

2.
The carve-out financial statements of Iskmati Spirit as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 (unaudited) and as of December 31, 2009 and 2008, for the years ended December 31, 2009 and 2008, for the five months ended December 31, 2007, the two months ended July 31, 2007 and the five months ended May 31, 2007 (all audited) are filed as Exhibit 99.2 hereto and are incorporated by reference herein.

(b)	Pro Forma Financial Information.
1.
The unaudited pro forma financial statements of Teekay Tankers Ltd. as of September 30, 2010, for the nine months ended September 30, 2010 and for the years ended December 31, 2009, 2008 and 2007 are filed as Exhibit 99.3 hereto and are incorporated by reference herein.

(c)	Exhibits.

Exhibit
Number	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm.

99.1
Carve-Out Financial Statements of Esther Spirit as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 (unaudited) and as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 (audited).

99.2
Carve-Out Financial Statements of Iskmati Spirit as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 (unaudited) and as of December 31, 2009 and 2008, for the years ended December 31, 2009 and 2008, for the five months ended December 31, 2007, the two months ended July 31, 2007 and the five months ended May 31, 2007 (all audited).

99.3
Unaudited Pro Forma Combined Financial Statements of Teekay Tankers Ltd. as of September 30, 2010 and for the nine months ended September 30, 2010 and for the years ended December 31, 2009, 2008 and 2007.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: February 3, 2011	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)